SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 6, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), relating to the tender offer (the “Offer”) by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, and CMG Income Fund II, LLC (the “Offerors”), to purchase up to 9,150,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), at a price of $5.25 per Share, in cash (less any required withholding taxes and without interest) (the “Offer Price”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to update Item 4 of the Schedule 14D-9, as reflected below:

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4(c) of the Schedule 14D-9 is amended and superseded by the following:

(c)	Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price is less than the current and potential long-term value of the Shares, which belief is based on the Board’s significant knowledge of the Company’s assets and, among other things, the following information provided by Company management:

(i) The Offer Price of $5.25 per Share divided by the Company’s 2011 company-defined funds from operations (“FFO”) per Share implies an FFO multiple less than 11x. The Board considered 35 traded REITs by industrial, office and retail property types and, by property type, their company-defined FFO multiples over the same 2011 annual period ranged from approximately 17x to 18x with a weighted average of 17.9x, indicating that the Offer Price and the implied FFO multiple of less than 11x is inadequate; and

(ii) Based on the Company’s 2011 net operating income, the Offer Price of $5.25 per Share implies a capitalization rate of the real property portfolio of 8.0%. The Board considered private market capitalization rates published by industrial, office and retail property types and, by property type, their capitalization rates ranged from approximately 6.0% to 6.9% with an average of 6.4%, indicating that the Offer Price and the implied capitalization rate of 8.0% is inadequate.

Company management, however, did not provide an estimate of the value of the Company or the Shares. The Board believes that the comparative analyses described above are subject to limitations because of differences between the portfolio composition of the Company and the comparison subjects, differences in FFO formulations and valuation changes arising from the passage of time. However, the Board is comfortable that the margin for error is immaterial relative to the discrepancy between the current and potential long-term value of the Shares and the Offer Price.

•

As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 9,150,000 Shares at $6.00 per Share; we note, however, that the Company may have the right to amend, extend or terminate the Self-Tender Offer. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

•

Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.25 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•

The Offer is subject to certain conditions, some of which provide the Offerors with the sole discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

•

The Board acknowledges that the Company’s existing share redemption has been over-subscribed by Stockholders in recent quarters, that there is a downward trend in the percentage of satisfied redemption requests, and that this trend may continue. The Board is seeking ways to provide additional liquidity to Stockholders in a manner that it believes would be in the best interests of the Company and the Stockholders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the Board. The Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock (the “Proposed NAV Offering”) in which the Company would determine and publicly disclose a per Share net asset value (“NAV”) on a daily basis, redeem Shares at their NAV and become a perpetual-life REIT. In connection with this proposed offering, the Board would amend the share redemption program with the intention of providing increased liquidity to Stockholders, which increase would be subject to the success of the proposed offering as well as limitations under the share redemption program with respect to the volume of shares that may be redeemed in any quarter. However, this revised share redemption program is not currently a liquidity option for Stockholders. In addition, if the Proposed NAV Offering does occur, the Board’s methodology for calculating NAV would be different from that used to calculate the Company’s latest estimated value per Share. The Board would expect the Company’s NAV per share to be lower than the latest estimated value per Share of $8.45 because the methodology for calculating NAV is expected to be based on an appraisal of the Company’s assets and may include only a portion of the enterprise value which contributed to the latest estimated value per Share (for a discussion of the methodology used to arrive at the latest estimated value per Share, please see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC and available for free on the SEC’s website at www.sec.gov). In addition, in connection with the Proposed NAV Offering, the Board would be likely to lower the Company’s distribution rate to a level that would allow the Company to retain more earnings in an effort to promote longer term NAV growth and therefore be more appropriate for a perpetual-life REIT. The Board makes no assurances that the Proposed NAV Offering or any of the related effects described in this paragraph will occur, and Stockholders should not assume that they will occur in making a decision as to whether to tender their Shares pursuant to this Offer. Other than the Company’s existing share redemption program, the potential share redemption program expansion in connection with the Proposed NAV Offering, and the Self-Tender Offer, the Board has not considered any other possible liquidity options in the near term.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board may have the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Stockholders.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: April 18, 2012